Mail Stop 4561


      April 18, 2006



Mitchell Johnson
President
InfraBlue (US) Inc.
Suite 5.15, 130 Shaftsbury Avenue
London, England W1D 5EU

Re:	InfraBlue (US) Inc.
      Registration Statement on Form SB-2
      Amended on April 6, 2006
      File No. 333-130403

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Convertible Securities - page 24
1. We note your response to Comment 2, but are unable to determine where you have revised this section in response to the comment.
Please advise or revise. We note the revised disclosure in the other sections you have referenced in your response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Paul Fischer, Staff Attorney, at (202) 551-
3415
or the undersigned at (202) 551-3780 with any questions.


      Sincerely,



      Elaine Wolff
      Branch Chief



cc:	Michael H. Taylor, Esq. (via facsimile)

Mr. Mitchell Johnson
Infrablue (U.S.) Inc.
April 18, 2006
Page 2